VIA EDGAR

March 7, 2022

Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (File Number 811-21767)
Alternative Investment Partners Absolute Return Fund STS (File Number 811-21831)
AIP Multi-Strategy Fund A (File Number 811-22192)
AIP Multi-Strategy Fund P (File Number 811-22193)

(each a “Fund” and, collectively, the “Funds”)

Dear Ms. Hamilton:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding each Fund’s annual report on Form N-CSR for the reporting period ended December 21, 2020, as filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2021 with respect to the AIP Multi-Strategy Fund A and the AIP Multi-Strategy Fund P and March 10, 2021 with respect to the Alternative Investment Partners Absolute Return Fund and the Alternative Investment Partners Absolute Return Fund STS. Below, we summarize the comments from the Commission’s staff and provide any responses to such comments, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s annual report.

AIP Multi-Strategy Fund A

1.	Comment: Please explain supplementally why the management fee payable balance is $203,559 in the Statement of Assets and Liabilities when the management fees for 2020 were only $130,206.

Response: The difference is related to 2019 management fees that remain unpaid as of the date of the reporting. Such fees were subsequently paid and the current management fee payable balance is $0.

2.	Comment: A footnote to the Summary of Fees and Expenses table in the Fund’s POS 8C filed on May 13, 2019 indicates that the Investment Adviser agreed, until at least April 30, 2020, to waive and/or reimburse certain expenses to the extent necessary in order to cap total annual Fund expenses at 1.75% until the termination of the Fund’s investment advisory agreement. However, the Fund’s annual report states that effective April 1, 2020, the Investment Adviser will no longer be waiving or reimbursing this Fund for expenses. Please supplementally explain the different termination dates of the waiver/reimbursement agreement.

Response: The April 1, 2020 date noted in the audited financial statements was mis-stated. April 1, 2020 was actually the date that the management fees ceased. The expense cap did remain in effect through April 30, 2020.

3.	Comment: The staff notes that a significant percentage of the Fund’s assets appear to be invested in Cerberus CMBS Opportunities Feeder Fund, Ltd. Please provide disclosure in the Fund’s financial statements informing shareholders how they may obtain the financial statements of the underlying funds as suggested in the Dear CFO Letter 1997-02.

Response: In future reporting the Fund will add a footnote in the Schedule of Investments noting that a copy of the underlying fund’s audited financial statements is available upon request.

AIP Multi-Strategy Fund P

4.	Comment: Please explain supplementally why the expense reimbursements are $85,958 in the Statement of Operations when the expense reimbursements receivable from the Investment Adviser for 2020 are $254,668.

Response: The difference is related to amounts owed by the Investment Adviser for 2019 expenses.

5.	Comment: A footnote to the Summary of Fees and Expenses table in the Fund’s POS 8C filed on May 13, 2019 indicates that the Investment Adviser agreed, until at least April 30, 2020, to waive and/or reimburse certain expenses to the extent necessary in order to cap total annual Fund expenses at 2.00% until the termination of the Fund’s investment advisory agreement. However, the Fund’s annual report states that effective April 1, 2020, the Investment Adviser will no longer be waiving or reimbursing this Fund for expenses. Please supplementally explain the different termination dates of the waiver/reimbursement agreement.

Response: The April 1, 2020 date noted in the audited financial statements was mis-stated. April 1, 2020 was actually the date that the management fees ceased. The expense cap did remain in effect through April 30, 2020.

Alternative Investment Partners Absolute Return Fund

6.	Comment: Please explain supplementally why the management fee payable balance is $544,680 in the Statement of Assets and Liabilities when the management fees for 2020 were $3,277,419. The payable balance appears high given that the Notes to Financial Statements indicate that the Fund pays a monthly management fee of 0.083% of the Fund’s month-end net asset value.

Response: The management fee payable represents the liability owed as of the end of the reporting period. The management fee generally takes more than a month to pay, therefore the accrual balance would be more than a month’s worth of fees. The management fee expense represents the fees for the entire year.

7.	Comment: Please confirm that the Fund’s “unfunded commitments” are fair valued in accordance with GAAP ASC 820 and the AICPA Investment Company Panel from January 2006.

Response: We confirm that the Fund’s investments with commitments are fair valued in accordance with ASC 820 and the AICPA Investment Company Panel.

8.	Comment: Please explain why the Fund did not include disclosures regarding the nature and risks of unfunded equity commitments, including whether if such investments are sold, it is probable that they will be sold at amounts different from net asset value per share (GAAP ASC 820-10-50-6A).

Response: The majority of the Fund’s investments do not have commitments. In future reporting the Fund will add disclosures discussing the nature and risks associated with unfunded commitments.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo